                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                                CMI Corporation
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                                (Name of Issuer)



            Voting Class A Common Stock, par value $.10 per share
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                        (Title of Class of Securities)



                                  125761 30 4
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                                 (CUSIP NUMBER)


                John D. Robertson, 1600 Bank of Oklahoma Plaza
                 Oklahoma City, Oklahoma  73102 (405) 235-7000
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                      (Name, Address and Telephone Number
                        of Person authorized to Receive
                          Notices and Communications)


                               November 6, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_____].
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                                                                     PAGE 2 OF 7
CUSIP NO. 125761 10 6

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          George William Swisher, Jr.
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2.   Check the Appropriate Box if a Member of a Group

                                                                     (a) [_____]
                                                                     (b) [  X  ]
                                                                          -----

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3.   SEC Use Only


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4.   Source of Funds


     Not Applicable
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5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    items 2(d) or 2(e)

                                                                         [_____]

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6.   Citizenship or Place or Organization


     United States
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                    7.  Sole Voting Power

                             0
Number of           ------------------------------------------------------------
Shares              8.  Shared Voting Power
Beneficially
Owned by Each           2,179,931
Reporting Person    ------------------------------------------------------------
                    9.  Sole Dispositive Power

                        2,179,482
                    ------------------------------------------------------------
                    10. Shared Dispositive Power

                        449
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                2,179,931
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                                                                     PAGE 3 OR 7

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                         [_____]

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13.  Percent of Class Represented by Amount in Row (11)


     10.1%
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14.  Type of Reporting Person

     IN
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                                                                     PAGE 4 OF 7


     The purpose of this Amendment No. 3 to the previously filed Schedule 13D is to report that (i) the ownership of George William Swisher, Jr. in the Voting Class A Common Stock, par value $.10 per share, of CMI Corporation (the "Issuer") has decreased to approximately 10.1% of the shares outstanding, and
(ii) the amendment of two agreements involving Mr. Swisher and CMI Corporation.

Item 1.   Security and Issuer.

     Title of class of equity securities: Voting Class A Common Stock, par value $.10 per share (the "Voting Class A Common Stock")
     Issuer:  CMI Corporation
     Address of principal executive offices: I-40 and Morgan Road, Oklahoma City, Oklahoma 73101.

Item 2.   Identity and Background.

     (a) This statement is filed by George William Swisher, Jr. a/k/a William Swisher, a/k/a Bill Swisher.

     (b) Mr. Swisher resides at 1500 Dorchester Drive, Oklahoma City, Oklahoma 73120.

     (c) Mr. Swisher is Chairman of the Board of CMI Corporation, I-40 and Morgan Road, Oklahoma City, Oklahoma 73101. Since 1964, CMI Corporation has manufactured and marketed automated equipment for the road and heavy construction industry.

     (d) Mr. Swisher has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Swisher has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Mr. Swisher is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     Not Applicable.

Item 4.   Purpose of Transaction.

     Except as described in Item 6 below, Mr. Swisher has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an
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                                                                     PAGE 5 OF 7

     extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) As of November 6, 1998, Mr. Swisher was the beneficial owner of an aggregate of 2,179,931 shares of Voting Class A Common Stock of the Issuer representing approximately 10.1% of the outstanding shares. Of this amount, 1,679,482 shares are held by a revocable trust of which Mr. Swisher is the sole trustee; 500,000 shares are held by a charitable remainder trust of which Mr. Swisher is the sole trustee; and 449 shares are held by a trust for the benefit of Mr. Swisher's father of which Mr. Swisher is a co-trustee. Mr. Swisher disclaims beneficial ownership of all shares held for the benefit of his father.

     (b) Subject to the right of first refusal and tag-along rights described in
     Item 6 hereof, Mr. Swisher has the sole power to dispose of 2,179,482 shares of Voting Class A Common Stock. Mr. Swisher shares the power to vote 2,179,931 shares of Voting Class A Common Stock. As further described in Item 6 hereof, Recovery Equity Investors, L.P. ("REI"), 901 Mariner's Island Blvd., Suite 555, San Mateo, California 94404, shares the power to vote all 2,179,931 of Voting Class A Common Stock beneficially owned by Mr. Swisher. In addition, Mr. Swisher's wife, Wanda Swisher, shares the power to vote the 449 shares held in trust for Mr. Swisher's father. Mr. Swisher does not have the sole power to vote any shares of Voting Class A Common Stock.

     (c)  None.

     (d)  Not Applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As previously reported, pursuant to the terms of a certain Investment Agreement, dated as of August 19, 1991, between the Issuer and REI, Mr. Swisher was granted the right, under certain circumstances, to designate himself for election to the Issuer's Board of Directors. On November 6, 1998 the Issuer and REI amended the Investment Agreement to provide, among other things, that Mr. Swisher is entitled to designate himself for election to the Issuer's Board of Directors so long as he continues to beneficially own (with his wife, children and grandchildren) at least 1,500,000 shares of Voting Class A Common Stock.

     The Investment Agreement, as amended, further provides that REI is entitled to designate for election to the Issuer's Board of Directors one-half ( 1/2) of the total number of directors then constituting the entire Board of Directors of the Issuer; provided, however, that if REI, its affiliates, limited partners and associates cease to beneficially own an aggregate of at least 1,700,000 shares of Voting Class A Common Stock, REI will be entitled to designate for election to Issuer's Board of Directors only one-third (1/3) of the total number of directors; and, provided, further, that if REI, its affiliates, limited partners and associates cease to beneficially own an aggregate of at least 1,000,000 shares of Voting Class A Common Stock, REI thereafter will be entitled to designate only one (1) person for election to the Issuer's Board of Directors. REI's designation rights will terminate at such time as REI, its affiliates, limited partners and associates cease to beneficially own any shares of Voting Class A Common Stock.

     Contemporaneous with the execution of the Investment Agreement, the Issuer, REI and Mr. Swisher and certain members of Mr. Swisher's family (collectively, the "Swishers") entered into a certain Shareholders Agreement (the "Shareholders Agreement"). Pursuant to the terms of the Shareholders Agreement, the Swishers are required to vote all shares of Voting Class A Common Stock owned by them in favor of all persons designated by REI for election to the Issuer's Board of Directors pursuant to the terms of the Investment Agreement. In connection therewith, the Swishers each also granted to REI an irrevocable proxy coupled with an interest to vote all shares of Voting Class A Common Stock owned by them for the election to the Issuer's Board of Directors of all persons designated by REI pursuant to the terms of the Investment Agreement.

     With certain exceptions, the Swishers have also granted to REI (i) a right of first refusal to purchase any Voting Class A Common Stock, Equity Securities (as defined in the Shareholders Agreement) or Equity Security Equivalents (as
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                                                                     PAGE 7 OF 7

     defined in the Shareholders Agreement) held by the Swishers, and (ii) tag-along rights in the event of a sale of any Voting Class A Common Stock, Equity Securities or Equity Security Equivalents held by the Swishers.

     Between August 19, 1991 and the date hereof, several additional members of Mr. Swisher's family have agreed to be bound by the terms of the Shareholders Agreement, thereby agreeing to vote all shares of Voting Class A Common Stock acquired by them after December 16, 1991 in favor of all persons designated by REI for election to the Issuer's Board of Directors pursuant to the terms of the Investment Agreement and granting to REI tag-along rights, an irrevocable proxy and a right of first refusal similar to those described above with respect to all shares of Voting Class A Common Stock acquired by them after December 16, 1991.

Item 7.   Material to be Filed as Exhibits.

     1. Investment Agreement, dated August 19, 1991, between CMI Corporation and Recovery Equity Investors, L.P. (Exhibit 1 to the Form SE filed by Mr. Swisher on November 25, 1998 is hereby incorporated by reference.)

     2. Amendment No. 1 to Investment Agreement between CMI Corporation and Recovery Equity Investors, L.P.

     3. Shareholders Agreement, dated August 19, 1991, among CMI Corporation, Recovery Equity Investors, L.P., George William Swisher, Jr. and certain other parties. (Exhibit 2 to the Form SE filed by Mr. Swisher on November 25, 1998 is hereby incorporated by reference.)

     4. Amendment No. 1 to Shareholders Agreement among Mr. Swisher, CMI Corporation, Recovery Equity Investors, L.P. and certain other parties.

     5. Amendment No. 2 to Shareholders Agreement among Mr. Swisher, CMI Corporation, Recovery Equity Investors, L.P. and certain other parties.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 1998.


                              /s/ George William Swisher, Jr.
                              ----------------------------------------------
                              George William Swisher, Jr. a/k/a Bill Swisher a/k/a William Swisher